Supplement no. 1 to prospectus dated March 14, 2007

Filed Pursuant to Rule 424(b)(7) of the Securities Act of 1933

Relating to Registration No. 333-141300

$125,000,000

2% Convertible Senior Notes due 2013

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This supplement no. 1 to prospectus dated March 14, 2007 covers resales from time to time by selling securityholders of our 2% Convertible Senior Notes due 2013, or the Notes, and shares of our common stock issuable upon conversion of the Notes. The Notes were originally issued by us only to “qualified institutional buyers” (as defined in the Securities Act of 1933, as amended, or the Securities Act), whom we refer to as the initial purchasers, in November 2006 in transactions exempt from the registration requirements of the Securities Act.

You should read this supplement no. 1 in conjunction with the prospectus dated March 14, 2007, which should be delivered in conjunction with this supplement no. 1. This supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to them. This supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this supplement no. 1 supersedes or supplements certain information contained in the prospectus.

The Notes and common stock into which the Notes are convertible may be offered and sold from time to time by the selling securityholders identified in this supplement no. 1 to prospectus. The selling securityholders may sell the securities directly or through underwriters, broker-dealers or agents and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The selling securityholders will receive all of the net proceeds from the sale of the securities.

See “Risk Factors” on page 5 of the prospectus dated March 14, 2007 to read about the risks involved in investing in the Notes and our common stock issuable upon conversion of the Notes.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT NO. 1 TO PROSPECTUS OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This supplement No. 1 constitutes the offer by the selling securityholders named below of $56,500,000 principal amount of our Notes and the shares of our common stock issuable upon conversion of those Notes.

The table under the caption “Selling Securityholders” beginning on page 46 of the prospectus is hereby supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below.

We prepared these tables based on information supplied to us by the selling securityholders named in the tables below on or prior to April 17, 2007. Information about the selling securityholders may change over time.

We have assumed for purposes of the tables below that the selling securityholders will sell all of the Notes and all of the common stock issuable upon conversion of the Notes pursuant to this supplement no. 1 and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which they provided the information regarding their Notes.

SELLING SECURITYHOLDERS

Additional Selling Securityholders

Name of Selling Securityholder	Aggregate Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)(2)	Number of Shares of Common Stock Offered Hereby (1)	Number of Shares of Common Stock Beneficially Owned After Completion of the Offering (3)
Citadel Equity Fund, Ltd. (4)	23,500,000	18.80%	398,863	398,863	—
Cudd and Co in respect of the Privilege Portfolio SICAV(5)	4,000,000	3.20%	67,892	67,892	—
SuttonBrook Capital Portfolio LP (6)	9,500,000	7.60%	161,243	161,243	—
Sandelman Partners Multi-Strategy Master Fund Ltd(7)	19,500,000	15.6%	330,972	330,972	—

(1)	Includes shares of common stock issuable upon conversion of the Notes, assuming conversion of all the named selling securityholder’s Notes at a conversion rate of 16.9729 shares of common stock per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights” on page 20 of the prospectus. As a result, the number of shares of common stock issuable upon conversion of the Notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future. In addition, the number of shares of common stock listed for each selling securityholder does not include fractional shares.
(2)	In addition to shares of common stock issuable upon conversion of the Notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.
(3)	Assumes the selling securityholder sells all shares of common stock issuable upon conversion of the Notes owned by it.
(4)

The selling securityholder has indicated that Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(5)	The selling securityholder has indicated that David Clott exercises voting or investment power over the Notes and common stock issuable upon the conversion of the Notes held by it.
(6)	The selling securityholder has indicated that SuttonBrook Capital Management LP is its investment manager and that John London and Steven M. Weinstein are the natural persons with sole control over SuttonBrook Capital Management LP.
(7)	The selling securityholder has indicated that Michael Pascutti exercises voting or investment power over the Notes and common stock issuable upon the conversion of the Notes held by it.

Only selling securityholders that beneficially own the securities set forth opposite their respective names in the foregoing tables (including the tables included in the prospectus) may sell such securities under the registration statement. Prior to any use of this supplement no 1. and the prospectus in connection with an offering of the Notes and/or the underlying common stock by any holder not identified above, this supplement no. 1 will be supplemented to set forth the name and other information about the selling securityholder intending to sell such Notes and the underlying common stock.

The date of this supplement no. 1 is April 18, 2006